REDUCING REVOLVING NOTE
$1,600,000.00                                       Los Angeles, California
                                                               June 4, 2002

FOR VALUE RECEIVED, the undersigned AUTO-GRAPHICS, INC., a California corporation ("Borrower"), promises to pay to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank") at its office at 333 South Grand Avenue, Los Angeles, California, or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of One Million Six Hundred Thousand Dollars ($1,600,000.00), or so much thereof as may be advanced and be outstanding, with interest thereon, to be computed on each advance from the date of its disbursement as set forth herein. Capitalized terms used herein without definition shall have the meanings assigned to such terms in that certain Amended and Restated Credit Agreement dated as of August 1, 2000 (as amended, modified, supplemented or restated from time to time, the "Credit Agreement") between Borrower and Bank.

INTEREST:
(a) Interest. The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) at a rate per annum equal to the Prime Rate in effect from time to time plus the Applicable Margin as in effect from time to time. The "Prime Rate" is a base rate that Bank from time to time establishes and which serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto. Each change in the rate of interest hereunder shall become effective on the date each Prime Rate change is announced within Bank. The "Applicable Margin" shall mean the per annum rate set forth below for the applicable period set forth opposite such rate.

                     Period                           Applicable Margin

       June 4, 2002 through September 30, 2002               2.5%
       October 1, 2002 through December 31, 2002             3.0%
       January 1, 2003 through March 31, 2003                3.5%
       April 1, 2003 through June 2, 2003                    4.0%

(b) Payment of Interest. Interest accrued on this Note shall be payable on the last day of each month, commencing June 30, 2002.
(c) Default Interest. From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes due and payable by acceleration or otherwise, the outstanding principal balance of this Note shall bear interest until paid in full at an increased rate per annum (computed on the basis of a 360-day year, actual days elapsed) equal to four percent (4%) above the rate of interest from time to time applicable to this Note.

BORROWING AND REPAYMENT:
(a) Borrowing and Repayment. Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of any document executed in connection with or governing this Note; provided, however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount set forth above or such lesser amount as shall at any time be available hereunder. The unpaid principal balance of this obligation at any time shall be the total amounts advanced hereunder by the holder hereof less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by the holder. The outstanding principal balance of this Note shall be due and payable in full on June 2, 2003.
(b) Reductions in Availability. Notwithstanding the principal amount set forth above, the maximum principal amount available under this Note shall be reduced automatically and without further notice on the last day of each calendar quarter, commencing September 30, 2002, by the amount of One Hundred Seventy-Five Thousand Dollars ($175,000.00). If the outstanding principal balance of this Note on any such date is greater than the new maximum principal amount then available hereunder, Borrower shall make a principal reduction on this Note on such date in an amount sufficient to reduce the then outstanding principal balance hereof to an amount not greater than said new maximum principal amount.
(c) Equity Proceeds. Borrower shall prepay the Line of Credit in an amount equal to ten percent (10%) of Excess Equity Proceeds not more than two (2) business days after any Excess Equity Proceeds are received, and the Line of Credit shall be permanently reduced on such date by the amount of prepayment required by this sentence. "Equity Proceeds" shall mean the gross amount of new equity received by the Borrower and its Subsidiaries from and after April 1, 2000. "Excess Equity Proceeds" shall mean Equity Proceeds in excess of $5,000,000.00.
(d) Advances. Advances hereunder, to the total amount of the principal sum stated above, may be made by the holder at the oral or written request of (i) Robert S. Cope or Daniel E. Luebben, any one acting alone, who are authorized to request advances and direct the disposition of any advances until written notice of the revocation of such authority is received by the holder at the office designated above, or (ii) any person, with respect to advances deposited to the credit of any deposit account of Borrower, which advances, when so deposited, shall be conclusively presumed to have been made to or for the benefit of Borrower regardless of the fact that persons other than those authorized to request advances may have authority to draw against such account. The holder shall have no obligation to determine whether any person requesting an advance is or has been authorized by Borrower.
(e) Application of Payments. Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof.

EVENTS OF DEFAULT:
This Note is made pursuant to and is subject to the terms and conditions of the Credit Agreement. Any default in the payment or performance of any obligation under this Note, or any defined event of default under the Credit Agreement, shall constitute an "Event of Default" under this Note.

MISCELLANEOUS:
(a) Remedies. Upon the occurrence of any Event of Default, the holder of this Note, at the holder's option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower, and the obligation, if any, of the holder to extend any further credit hereunder shall immediately cease and terminate. Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of the holder's in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder's rights and/or the collection of any amounts which become due to the holder under this Note, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.
(b) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California.
(c) Superseded Note. This Note replaces and supersedes in its entirety that certain Revolving Note executed by Borrower in favor of Bank dated December __, 2001 in the original principal amount of $1,600,000.00.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

                                 AUTO-GRAPHICS, INC., a California
corporation



                                 By:  ss/ Robert S. Cope
                                 -----------------------------
                                 Name:   Robert S. Cope
                                 Title:  President